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                           August 13, 2020

       Gerald Commissiong
       Chief Executive Officer
       Todos Medical Ltd.
       1 Hamada Street
       Rehovot, Israel

                                                        Re: Todos Medical Ltd.
                                                            Registration
Statement of Form F-1
                                                            Filed August 11,
2020
                                                            Amendment No. 1 to
Registration Statement of Form F-1
                                                            Filed August 12,
2020
                                                            File No. 333-244414

       Dear Mr. Commissiong:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at (202) 551-6761 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Carl M. Sherer